

U.S. Securities and Exchange Commission
Division of Investment Management

December 2, 2025

<u>VIA E-MAIL</u>

Karen Shupe
Commonwealth Fund Services, Inc.
8730 Stony Point Parkway, Suite 205
Richmond, VA 23235

John H. Lively
Practus, LLP
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211

      Re: **ETF Opportunities Trust**
               Post-Effective Amendment on Form N-1A
               File Nos. 333-234544 and 811-23439

Dear Ms. Shupe and Mr. Lively:

      We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On October 7, 2025, ETF Opportunities Trust filed the post-effective amendment on Form N-1A to add the series referenced in Appendix A attached hereto.

      We will not perform a substantive review of this filing referenced in <u>Appendix A</u> until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filing until these issues are resolved.

<u>Rule 18f-4 under the Investment Company Act of 1940</u>

      Rule 18f-4 limits fund leverage risk by requiring that an open-end fund's Value-at-Risk (VaR) does not exceed 200% of the VaR of a designated reference portfolio.[1] The fund's designated reference portfolio provides the unleveraged baseline against which to compare the

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[1]   Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.

fund's leveraged portfolio for purposes of identifying the fund's leverage risk under the rule. Accordingly, in defining the term "designated reference portfolio," rule 18f-4 provides that, if the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.[2] As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

Each fund in the registrant's fund complex identified in Appendix A has an objective and strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities that it tracks (collectively, the fund's "reference assets") as the fund's designated reference portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

Because each of these funds has an objective and strategy to provide a leverage multiple or inverse multiple of the return of the fund's reference assets, each fund's reference assets provide the precise representation of the fund's unleveraged portfolio and therefore the appropriate baseline to calculate the fund's leverage risk under the rule. Accordingly, we question how the fund's derivatives risk manager could reasonably determine to use a baseline other than the reference assets and how the funds' directors, as fiduciaries, would be satisfied with the manager's choice.

* * *

We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact us at (202) 551-6921.

Sincerely,

Division of Investment Management

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[2]   Rule 18f-4(a) (defining the term "Designated reference portfolio").

Appendix A

33 Act	Accession No	Complex	Registrant	Filing Date	Series Names
333-234544	0001999371-25-014761	T-REX	ETF Opportunities Trust	10/7/2025	T-REX 3X Long AAPL Daily Target ETF T-REX 3X Long ALAB Daily Target ETF T-REX 3X Long AMD Daily Target ETF T-REX 3X Long AMZN Daily Target ETF T-REX 3X Long APP Daily Target ETF T-REX 3X Long ARKK Daily Target ETF T-REX 3X Long ASTS Daily Target ETF T-REX 3X Long AVGO Daily Target ETF T-REX 3X Long BABA Daily Target ETF T-REX 3X Long BMNR Daily Target ETF T-REX 3X Long BRKB Daily Target ETF T-REX 3X Long COIN Daily Target ETF T-REX 3X Long CRCL Daily Target ETF T-REX 3X Long CRWD Daily Target ETF T-REX 3X Long CRWV Daily Target ETF T-REX 3X Long DJT Daily Target ETF T-REX 3X Long ETHA Daily Target ETF T-REX 3X Long GLXY Daily Target ETF T-REX 3X Long GME Daily Target ETF T-REX 3X Long GOOG Daily Target ETF T-REX 3X Long GRNY Daily Target ETF T-REX 3X Long HIMS Daily Target ETF T-REX 3X Long HOOD Daily Target ETF T-REX 3X Long IBIT Daily Target ETF T-REX 3X Long INTC Daily Target ETF T-REX 3X Long IONQ Daily Target ETF T-REX 3X Long LLY Daily Target ETF T-REX 3X Long MAGS Daily Target ETF T-REX 3X Long MARA Daily Target ETF T-REX 3X Long META Daily Target ETF T-REX 3X Long MRVL Daily Target ETF T-REX 3X Long MSFT Daily Target ETF T-REX 3X Long MSTR Daily Target ETF T-REX 3X Long MU Daily Target ETF T-REX 3X Long NBIS Daily Target ETF T-REX 3X Long NFLX Daily Target ETF T-REX 3X Long NVDA Daily Target ETF T-REX 3X Long NVO Daily Target ETF T-REX 3X Long OKLO Daily Target ETF T-REX 3X Long ORCL Daily Target ETF T-REX 3X Long PLTR Daily Target ETF T-REX 3X Long PYPL Daily Target ETF T-REX 3X Long QBTS Daily Target ETF T-REX 3X Long QUBT Daily Target ETF T-REX 3X Long RDDT Daily Target ETF T-REX 3X Long RGTI Daily Target ETF T-REX 3X Long RIOT Daily Target ETF T-REX 3X Long RKLB Daily Target ETF T-REX 3X Long SLV Daily Target ETF T-REX 3X Long SMCI Daily Target ETF T-REX 3X Long SMR Daily Target ETF T-REX 3X Long SOFI Daily Target ETF T-REX 3X Long SOUN Daily Target ETF

					T-REX 3X Long TEM Daily Target ETF T-REX 3X Long TSLA Daily Target ETF T-REX 3X Long TSM Daily Target ETF T-REX 3X Long UBER Daily Target ETF T-REX 3X Long UNH Daily Target ETF T-REX 3X Long UPST Daily Target ETF